UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

(Rule 13E-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

STARTEK, INC.

(Name of the Issuer)

StarTek, Inc.

CSP Management II Limited

Stockholm Parent, LLC

Stockholm Merger Sub, Inc.

CSP Alpha Co-Invest GP Limited

CSP EAF I GP Limited

CSP Emerging Asia Fund I LP

CSP Victory Limited

CSP Alpha Co-Invest LP

CSP Alpha GP Limited

CSP Alpha Investment LP

CSP Alpha Holdings Parent Pte Ltd

Mukesh Sharda

Bharat Rao

Sanjay Chakrabarty

Rajeev Srivastava

Capital Square Partners Pte Ltd

CSP EAF II GP Limited

CSP Fund II LP

CSP Alpha Holdings Limited

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85569C107

(CUSIP Number of Class of Securities)

StarTek, Inc. Attn: Bharat Rao 4610 South Ulster Street, Suite 150 Denver, Colorado 80237 (303) 262-4500

CSP Management Limited

Stockholm Parent, LLC

Stockholm Merger Sub, Inc.

CSP Alpha Co-Invest GP Limited

CSP EAF I GP Limited

CSP Emerging Asia Fund I LP

CSP Victory Limited

CSP Alpha Co-Invest LP

CSP Alpha GP Limited

CSP Alpha Investment LP

CSP Alpha Holdings Parent Pte Ltd

Mukesh Sharda

Bharat Rao

Sanjay Chakrabarty

Rajeev Srivastava

Capital Square Partners Pte Ltd

CSP Management II Limited

CSP EAF II GP Limited

CSP Fund II LP

CSP Alpha Holdings Limited

Attn: Mukesh Sharda

160 Robinson Road, SBF Center, Suite #10-01

Singapore 068914

(65) 6202-4734

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With copies to

Saee Muzumdar Andrew Kaplan Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Robert M. Katz Sidharth Bhasin Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended hereby, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, by (a) StarTek, Inc., a Delaware corporation (“StarTek” or the “Company”), the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”), that are the subject of the Rule 13e-3 transaction; (b) CSP Management II Limited, an exempted limited company formed under the laws of the Cayman Islands; (c) Stockholm Parent, LLC, a Delaware limited liability company (“Parent”); (d) Stockholm Merger Sub, Inc., a Delaware corporation (“Merger Sub”); (e) CSP Management Limited, an exempted limited company formed under the laws of the Cayman Islands; (f) CSP Alpha Co-Invest GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (g) CSP EAF I GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (h) CSP Emerging Asia Fund I LP, a limited partnership formed under the laws of the Cayman Islands; (i) CSP Victory Limited, an exempted limited company formed under the laws of the Cayman Islands (“CSP Victory Limited”); (j) CSP Alpha Co-Invest LP, a limited partnership formed under the laws of the Cayman Islands; (k) CSP Alpha GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (l) CSP Alpha Investment LP, a limited partnership formed under the laws of the Cayman Islands; (m) CSP Alpha Holdings Parent Pte Ltd, a private limited company formed under the laws of Singapore (“CSP Alpha Parent” and, together with CSP Victory Limited, the “Sponsor”)); (n) Mukesh Sharda, a natural person; (o) Bharat Rao, a natural person; (p) Sanjay Chakrabarty, a natural person; (q) Rajeev Srivastava, a natural person; (r) Capital Square Partners Pte Ltd, a private limited company formed under the laws of Singapore; (s) CSP EAF II GP Limited, a limited partnership formed under the laws of the Cayman Islands; (t) CSP Fund II LP, an exempted limited partnership formed under the laws of the Cayman Islands (the “Fund”); and (u) CSP Alpha Holdings Limited, an exempted limited company formed under the laws of the Cayman Islands. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated October 10, 2023 (the “Merger Agreement”), by and among StarTek, Parent and Merger Sub. The Merger Agreement provides that Merger Sub will merge with and into StarTek, with StarTek continuing as the surviving corporation (the “Surviving Corporation”) and becoming a subsidiary of Parent (the “Merger”). In connection with the Merger Agreement, the Fund, an affiliate of the Sponsor, has entered into an equity commitment letter (the “Equity Commitment Letter”) pursuant to which the Fund has committed to provide Parent with equity financing in the amount set forth therein to fund the aggregate consideration payable by Parent in connection with the Merger. The Fund has also agreed to guarantee the payment of certain liabilities and obligations of Parent under the Merger Agreement with respect to the payment of monetary damages that may be payable to the Company under certain circumstances, in each case, subject to the terms of the Merger Agreement and the Equity Commitment Letter, if and when payable pursuant to the Merger Agreement.

If the Merger is completed, subject to the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive $4.30 per share of Common Stock in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). However, the Merger Consideration will not be paid in respect of (a) any shares of Common Stock that are owned by StarTek and not held on behalf of third parties and any shares of Common Stock that are owned by the stockholders of StarTek who did not consent to the Merger Agreement or the Merger and who have demanded and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the “DGCL”), in each case, that are issued and outstanding immediately prior to the Effective Time and (b) each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Sponsor, Parent, Merger Sub or, in each case, any of their subsidiaries. Treatment of outstanding equity plan awards under StarTek’s equity incentive plans and award agreements is described in greater detail in the Information Statement (defined below) under “The Merger Agreement–Consideration to be Received in the Merger.” Further, following completion of the Merger, the shares of Common Stock will cease to be listed on the New York Stock Exchange and registration of the Common Stock under the Exchange Act will be terminated.

The board of directors of StarTek (the “Board”) (acting on the recommendation of a special committee, comprised solely of independent directors (the “Special Committee”)) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of StarTek and its stockholders (other than Parent, Merger Sub, Sponsor, the Company’s directors and officers and their respective affiliates (such stockholders, the “Unaffiliated Stockholders”)), (ii) approved, authorized, adopted and declared advisable the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby, including the Merger, by StarTek, (iii) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to the stockholders of StarTek for adoption and approval, and (iv) resolved to recommend that the stockholders of StarTek approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Concurrently with the filing of this Amendment No. 1, StarTek is filing Amendment No. 1 to its notice of written consent and appraisal rights and information statement (as amended thereby, the “Information Statement”) under Section 14(c) of the Exchange Act. A copy of the Information Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Information Statement. The adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated thereby required the affirmative vote or written consent of the holders of Common Stock representing a majority of the aggregate voting power of the outstanding shares of Common Stock entitled to vote thereon pursuant to Section 228 and Section 251 of the DGCL. On October 10, 2023, the Sponsor, which on such date beneficially owned more than a majority of the issued and outstanding shares of Common Stock and more than a majority of voting power of capital stock of StarTek, delivered a written consent approving and adopting in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Written Consent”), which Written Consent became effective at 6:00 p.m. New York City time on November 9, 2023 (the “Written Consent Effective Time”).

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion.

All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

(a)          Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“The Parties to the Merger”

(b)          Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Other Important Information Regarding the Company”

●	“Security Ownership of Certain Beneficial Owners and Management”

(c)          Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

(d)          Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

(e)          Prior Public Offerings. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

(f)          Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

(a)-(c)          Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“The Parties to the Merger”

●	“Directors, Executive Officers and Controlling Persons of the Company”

●	“Where You Can Find More Information”

ITEM 4. TERMS OF THE TRANSACTION

(a)(1)          Material Terms - Tender Offers. Not applicable.

(a)(2)          Material Terms - Merger or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Required Stockholder Approval for the Merger”

●	“Special Factors–Opinion of Houlihan”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Accounting Treatment”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“Special Factors–Delisting and Deregistration of Company Common Stock”

●	“Special Factors–United States Federal Income Tax Considerations”

●	“The Merger Agreement”

●	“Annex A: Agreement and Plan of Merger”

●	“Annex B: Opinion of Houlihan”

(c)          Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“The Merger Agreement–Consideration to be Received in the Merger”

(d)          Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary–Appraisal Rights”

●	“Questions and Answers about the Merger”

●	“The Merger Agreement–Appraisal Rights”

●	“Appraisal Rights”

●	“Annex C: Section 262 of the Delaware General Corporation Law”

(e)          Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Appraisal Rights”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Provisions for Stockholders”

(f)          Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)          Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Past Contacts, Transactions, Negotiations and Agreements”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

(b)-(c)          Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Past Contacts, Transactions, Negotiations and Agreements”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Required Stockholder Approval for the Merger”

●	“Special Factors–Financing”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Fees and Expenses”

●	“Special Factors–Delisting and Deregistration of Company Common Stock”

●	“The Merger Agreement–Form of Merger”

●	“The Merger Agreement–Consummation and Effectiveness of the Merger”

●	“The Merger Agreement–Consideration to be Received in the Merger”

●	“The Merger Agreement–Written Consent”

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

●	“Annex A: Agreement and Plan of Merger”

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Past Contacts, Transactions, Negotiations and Agreements”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Required Stockholder Approval for the Merger”

●	“Special Factors–Financing”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“Special Factors–Fees and Expenses”

●	“Special Factors–Delisting and Deregistration of Company Common Stock”

●	“The Merger Agreement–Form of Merger”

●	“The Merger Agreement–Consummation and Effectiveness of the Merger”

●	“The Merger Agreement–Consideration to be Received in the Merger”

●	“The Merger Agreement–Written Consent”

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

●	“Annex A: Agreement and Plan of Merger”

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)          Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Delisting and Deregistration of Company Common Stock”

●	“Special Factors–Plans for the Company After the Merger”

●	“The Merger Agreement–Form of Merger”

●	“The Merger Agreement–Consideration to be Received in the Merger”

(c)(1)-(8)          Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Delisting and Deregistration of Company Common Stock”

●	“Special Factors–Plans for the Company After the Merger”

●	“Special Factors–Fees and Expenses”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“The Merger Agreement”

●	“Annex A: Agreement and Plan of Merger”

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)          Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

(b)          Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Alternatives to the Merger”

(c)          Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

(d)          Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Financing”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Accounting Treatment”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“Special Factors–Delisting and Deregistration of Company Common Stock”

●	“Special Factors–Plans for the Company After the Merger”

●	“Special Factors–United States Federal Income Tax Considerations”

●	“Special Factors–Fees and Expenses”

●	“The Merger Agreement–Form of Merger”

●	“The Merger Agreement–Consummation and Effectiveness of the Merger”

●	“The Merger Agreement–Consideration to be Received in the Merger”

●	“The Merger Agreement–Appraisal Rights”

●	“The Merger Agreement–Charter; Bylaws”

●	“The Merger Agreement–Indemnification and Insurance”

●	“Appraisal Rights”

●	“Annex A: Agreement and Plan of Merger”

●	“Annex C: Section 262 of the Delaware General Corporation Law”

ITEM 8. FAIRNESS OF THE TRANSACTION

(a)-(b)          Fairness; Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Opinion of Houlihan”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the Company in Connection with the Merger”

●	“Special Factors–Purposes and Reasons of the CSP Affiliates in Connection with the Merger”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“Annex B: Opinion of Houlihan”

●	The confidential discussion materials prepared by Houlihan Lokey Capital, Inc. and provided to the Special Committee, dated September 20, 2023 and October 10, 2023, are attached hereto as Exhibits (c)(2) and (c)(3), and are incorporated by reference herein.

(c)          Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Required Stockholder Approval for the Merger”

●	“The Merger Agreement–Written Consent”

(d)          Unaffiliated Representative.

●	“Questions and Answers about the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Opinion of Houlihan”

(e)          Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

(f)          Other Offers. The information set forth in the Information Statement under the following captions is incorporated by reference:

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“The Merger Agreement–No Shop; Competing Proposal; No Solicitation”

●	“The Merger Agreement–Company Recommendation”

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(c)          Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Opinion of Houlihan”

●	“Special Factors–Certain Company Financial Forecasts”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Annex B: Opinion of Houlihan”

●	The confidential discussion materials prepared by Houlihan Lokey Capital, Inc. and provided to the Special Committee, dated September 20, 2023 and October 10, 2023, are attached hereto as Exhibits (c)(2) and (c)(3), and are incorporated by reference herein.

●	The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of StarTek during its regular business hours by any interested holder of Common Stock or representative who has been designated in writing, and copies may be obtained by requesting them in writing from StarTek at the email address provided under the caption “Where You Can Find More Information” in the Information Statement, which is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)-(b)          Source of Funds; Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers about the Merger”

●	“Special Factors–Financing”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“The Merger Agreement–Consummation and Effectiveness of the Merger”

(c)          Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Special Factors–Fees and Expenses”

(d)          Borrowed Funds. Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)          Securities Ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Security Ownership of Certain Beneficial Owners and Management”

(b)          Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors–Background of the Merger”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“The Merger Agreement”

●	“Other Important Information Regarding the Company–Market Price of Shares and Dividends”

●	“Annex A: Agreement and Plan of Merger”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d)          Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Summary”

●	“Questions and Answers About the Merger”

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Required Stockholder Approval for the Merger”

●	“Special Factors–Position of the Company on the Fairness of the Merger”

●	“Special Factors–Position of the CSP Affiliates in Connection with the Merger”

●	“Security Ownership of Certain Beneficial Owners and Management”

(e)          Recommendations of Others. Not applicable.

ITEM 13. FINANCIAL STATEMENTS

(a)          Financial Statements. The audited financial statements set forth in StarTek’s Annual Report on Form 10-K for the year ended December 31, 2022 and the unaudited consolidated balance sheet, unaudited consolidated statement of income (loss) and other comprehensive income (loss), unaudited consolidated statement of stockholders’ equity and unaudited consolidated statement of cash flows set forth in StarTek’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 are incorporated by reference herein. The information is set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Other Important Information Regarding the Company–Selected Historical Consolidated Financial Data”

●	“Other Important Information Regarding the Company–Book Value Per Share”

●	“Where You Can Find More Information”

(b)          Pro Forma Information. Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)          Solicitations or Recommendations. Not applicable.

(b)          Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors–Background of the Merger”

●	“Special Factors–Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger”

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

●	“Special Factors–Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

(b)          Golden Parachute Compensation.

●	“Special Factors–Interests of the Company’s Directors and Executive Officers in the Merger”

(c)          Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)	Preliminary Information Statement of StarTek, Inc. (incorporated herein by reference to StarTek, Inc.’s Preliminary Information Statement on Form PRER14C filed with the SEC on December 4, 2023)

(c)(1)	Opinion of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of StarTek, Inc. dated October 10, 2023 (incorporated herein by reference to Annex B of StarTek, Inc.’s Preliminary Information Statement on Form PRER14C filed with the SEC on December 4, 2023)

(c)(2)*	Confidential discussion materials prepared by Houlihan Lokey Capital, Inc., dated September 20, 2023, for the Special Committee of StarTek, Inc.’s Board of Directors

(c)(3)*	Confidential discussion materials prepared by Houlihan Lokey Capital, Inc., dated October 10, 2023, for the Special Committee of StarTek, Inc.’s Board of Directors

(d)(1)	Agreement and Plan of Merger, dated as of October 10, 2023, by and among StarTek, Inc., Stockholm Parent, LLC and Stockholm Merger Sub, Inc. (incorporated herein by reference to Annex A of StarTek, Inc.’s Preliminary Information Statement on Form PRER14C filed with the SEC on December 4, 2023)

(d)(2)	Stockholders Agreement dated as of July 20, 2018, by and between Startek, Inc. and CSP Alpha Holdings Parent Pte Ltd (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 20, 2018)

(d)(3)	Employment Agreement with Bharat Rao dated January 27, 2022 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 1, 2022)

(d)(4)	Management Services Agreement, dated March 1, 2018, by and between CSP Alpha Holdings Parent Pte Ltd and CSP Alpha Midco Pte Ltd (incorporated herein by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on November 9, 2018)

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of StarTek, Inc.’s Preliminary Information Statement on Form PRER14C filed with the SEC on December 4, 2023)

107*	Filing Fee Table

* Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 4, 2023

STARTEK, INC.

By:	/s/ Bharat Rao
Name: Bharat Rao
Title: Global Chief Executive Officer

STOCKHOLM PARENT, LLC

By:	/s/ Sanjay Chakrabarty
Name: Sanjay Chakrabarty
Title: President and Secretary

STOCKHOLM MERGER SUB, INC.

By:	/s/ Sanjay Chakrabarty
Name: Sanjay Chakrabarty
Title: President and Secretary

CSP MANAGEMENT II LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA CO-INVEST GP LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP EAF I GP Limited

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP EMERGING ASIA FUND I LP
By: CSP EAF I GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP VICTORY LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director
CSP ALPHA CO-INVEST LP
By: CSP Alpha Co-invest GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA GP LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA INVESTMENT LP
By: CSP Alpha GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director
CSP ALPHA HOLDINGS PARENT PTE LTD

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

/s/ Mukesh Sharda
Mukesh Sharda

/s/ Bharat Rao
Bharat Rao

/s/ Sanjay Chakrabarty
Sanjay Chakrabarty

/s/ Rajeev Srivastava
Rajeev Srivastava

CAPITAL SQUARE PARTNERS PTE LTD

By:	/s/ Sanjay Chakrabarty
Name: Sanjay Chakrabarty
Title: Director
CSP MANAGEMENT II LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director
CSP EAF II GP LIMITED

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP FUND II LP
By: CSP EAF II GP Limited, its general partner

By:	/s/ Mukesh Sharda
Name: Mukesh Sharda
Title: Director

CSP ALPHA HOLDINGS LIMITED

By:	/s/ Sanjay Chakrabarty
Name: Sanjay Chakrabarty
Title: Director